September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Michelle Miller

Ms. Bonnie Baynes

Ms. Lulu Cheng

Ms. Sandra Hunter Berkheimer

Re:	Coinbase Global, Inc.

Form 10-K for the year ended December 31, 2022

Filed February 21, 2023

Form 10-Q for the period ended June 30, 2023

Filed August 3, 2023

Form 8-K filed January 10, 2023

Form 8-K filed May 4, 2023

File No. 001-40289

Ladies and Gentlemen:

We have received your letter on behalf of our client, Coinbase Global, Inc. (the “Company”), dated September 22, 2023 (the “Staff Comment Letter”), conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced filings. In the Staff Comment Letter, you requested that the Company respond to the Staff’s comments within 10 business days (the “Initial Response Date”) or advise when it would provide a response. Per our telephone conversation on September 27, 2023, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process, the Company will file a response by October 20, 2023.

***

Securities and Exchange Commission

September 28, 2023

Should the Staff have additional questions regarding the foregoing, please do not hesitate to contact me at (415) 875-2432 or Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner
Fenwick & West LLP

CC:	Brian Armstrong

Alesia Haas

Paul Grewal, Esq.

Molly Abraham, Esq.

Coinbase Global, Inc.

Ran Ben-Tzur, Esq.

Jennifer Hitchcock, Esq.

Fenwick & West LLP